UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004.

Northgate Exploration Limited
(Translation of registrant's name into English)

2050 – 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 3R5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 401-F:

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:
Northgate Exploration Limited

Date: April 26, 2004.

(signed)
Jon Douglas
Chief Financial Officer

News Release

NORTHGATE EXPLORATION LIMITED
Stock Symbols: **TSX: NGX, AMEX: NXG**
Website: www.northgateexploration.ca



Northgate Exploration Limited

NORTHGATE'S KEMESS SOUTH MINE CONTINUES ITS RECORD OF OPERATIONAL EFFICIENCY IN THE FIRST QUARTER OF 2004

VANCOUVER, April 26, 2004 – Northgate Exploration Limited (TSX: NGX, AMEX: NXG) today reported first quarter operating results from the Kemess South mine located in north central British Columbia.

First Quarter Production Highlights

- The Kemess South mining team set a new quarterly record for tonnes mined of almost 157,000 tonnes per day, increasing productivity to 875 tonnes per man shift.

- Unit mining costs during the first quarter of 2004 dropped to Cdn$0.84 per tonne mined, 12% lower than the first quarter of the previous year.

- First quarter mill availability was over 92% and throughput was almost 50,000 tonnes per day in spite of the harder lower-grade ore processed.

- In March, the Kemess mill set new monthly records for availability and hypogene ore throughput of 93.5% and 52,229 tonnes per day respectively.

- Kemess South produced a total of 51,500 ounces of gold in the first quarter at a cash cost of $202 per ounce on a full absorption basis, or $163 per ounce under the Gold Institute Methodology.

Ken Stowe, President and CEO, commented, "Our Kemess South operation continued to operate efficiently during the first quarter, setting several new records for mining productivity and demonstrating strong mill throughput in spite of the harder lower-grade ore that was processed. In March, we took the decision to stockpile higher-grade transition ore and process lower-grade ore in its place, reducing first quarter gold production. This re-sequencing was necessary to maintain our 2004 tailings dam construction schedule. The gold ounces we did not produce in the first quarter have been deferred until later in the year and we are still on track to produce 300,000 ounces in 2004 at cash cost in the range of $150 per ounce if copper averages $1.20 during the year."

Kemess South Production

The Kemess South mine produced 51,500 ounces of gold and 17.7 million pounds of copper during the first quarter of 2004. While copper production was slightly above plan, gold production was 15% below plan due primarily to the decision in March to stockpile 400,000 tonnes of higher-grade transition ore and process harder lower-grade ore in its place. The tailings generated by transition ore are unsuitable for tailings dam construction, and the unexpected presence of this ore type necessitated a re-sequencing of ore feed to the mill. As a result of the ore re-sequencing, 2004 dam construction remains on schedule and the ounces that were not produced in the first quarter will arrive in future quarters as shown in the revised production forecast below.

Revised Kemess South Mine Quarterly Metal Production Forecast

	Q1	Q2	Q3	Q4	Total 2004
Gold (ounces)	51,500	77,500	87,500	83,500	300,000
Copper (millions lbs)	17.7	18	19.3	20	75

Due to the implementation of a variety of productivity improvements in the Kemess South open pit, the mining team set another new record for tonnes mined during the first quarter of 157,000 per day and unit mining costs dropped to Cdn$0.84 per tonne, 12% lower than in the first quarter of 2003.

Mill availability during the first quarter was 92% and throughput was 49,757 tonnes per day in spite of the harder lower-grade ore processed. During the balance of 2004, throughput is expected to be well in excess of 50,000 tonnes per day as the mill is scheduled to process average hypogene ore and inherently softer supergene ore during the balance of the year.

Gold recovery was slightly lower than expected in the first quarter due to lower head grades and a special focus on higher concentrate grade. The focus on concentrate grade was necessary in order to alleviate the inventory backlog that developed due to a railcar shortage caused by a particularly difficult winter shipping season combined with the CN rail strike. Concentrate inventory is expected to return to normal levels during the second quarter.

Kemess' full absorption cash cost of production during the quarter was $202 per ounce, 20% lower than the same period in 2003. The significantly higher by-product credit generated by higher copper prices in the first quarter of 2004 more that made up for the lower gold production and the effect of the stronger Canadian dollar. In future quarters of 2004 the cash cost at Kemess South should be substantially lower than it was in the first quarter, due to the higher gold and copper production forecast and a recent weakening of the Canadian dollar relative to the US dollar. The approximate impact of copper price and exchange rates on 2004 cash cost is shown below.

Factor	Change	Impact on Cash Cost
Copper price	$0.05/pound	12
US$/Cdn$ Exchange rate	$0.02	8

Kemess South Mine Production Table

(100% of production basis)	1Q 04	1Q 03
Ore + waste mined (tonnes)	**14,275,063**	13,032,056
Ore mined (tonnes)	**5,996,128**	4,631,369
Stripping Ratio (waste/ore)	**1.38**	1.81
Ore milled (tonnes)	**4,527,850**	4,457,876
Average mill operating rate (tpd)	**49,757**	49,532
Gold grade (gmt)	**0.515**	0.601
Copper grade (%)	**0.212**	0.207
Gold recovery (%)	**69**	72
Copper recovery (%)	**84**	84
Gold production (ounces)	**51,500**	62,000
Copper production (000's pounds)	**17,717**	17,151
Cash Cost ($/ounce)		
Full absorption method	**202**	255
Gold institute method	**163**	213

****

Northgate Exploration Limited is a gold and copper mining company focused on operations and opportunities in North and South America. The Corporation's principal assets are the 300,000-ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North deposit, which contains an indicated resource of 5.4 million ounces of gold and 2 billion pounds of copper and is currently the subject of a feasibility study. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

This press release includes certain "forward-looking statements" within the meaning of section 21E of the *United States Securities Exchange Act of 1934*, as amended. Forward-looking statements include without limitation, statements regarding future production, potential mineralization and reserves, exploration results and future plans and objectives of Northgate Exploration Limited (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk Factors" in Northgate's 2003 Annual Report and under the heading "Trends, Risks and Uncertainties" in Northgate's 2003 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov).

For further information, please contact:

Mr. Ken G. Stowe
President and Chief Executive Officer
416-216-2772

Mr. Jon A. Douglas
Senior Vice President and Chief Financial Officer
416-216-2774